EXHIBIT 99.2

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED APRIL 30, 2009
PREPARED AS OF JUNE 29, 2009

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the quarter ending April 30, 2009 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2008 which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers etc. A variety of inherent risks, uncertainties and factors, many of which are beyond the Company’s control, affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology etc. These risks are affected by numerous factors beyond the Company's control: the existence of present and possible future government regulation, the significant and increasing competition that exists in the Company's business sector, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of additional risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward –looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
QUARTER ENDING APRIL 30, 2009
PREPARED AS OF JUNE 29, 2009

I.	Highlights of Activity in Second Quarter
II.	Overview
III.	Going Concern
IV.	Operating Results and Financial Position
V.	Unaudited Quarterly Financial Information
VI.	Liquidity and Capital Resources
VII.	Critical Accounting Policies
VIII.	Commitments and Contingencies
IX.	Disclosure Controls
X.	Financial Instruments
XI.	Off Balance Sheet Arrangements
XII.	Transactions with Related Parties
XIII.	Share Capital
XIV.	Management and Board of Directors
XV.	Subsequent Events

Tables

1.	Selected Information from Statement of Operations and Deficit
2.	Selected Balance Sheet Information
3.	Unaudited quarterly financial statements
4.	Financing raised
5.	Outstanding stock options and warrants
Unless otherwise indicated, $ amounts reported are stated in U.S. dollars.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
QUARTER ENDING APRIL 30, 2009
PREPARED AS OF JUNE 29, 2009

I. HIGHLIGHT OF ACTIVITY IN SECOND QUARTER.

Summary

  Favorable press coverage – featured in Economic Report and Medical Device Daily in February, March 2009.

  External validation, through Frost & Sullivan, that potential markets for Micromem’s various sensor applications are of significant size.

  Launch of development for oil sensor with plans for field-testing and deployment over the next 12 months.

  Secured development contract with Norwegian EM Technology to develop a 3 dimensional electromagnetic tool.

  Executed Manufacturing Supply Agreement with Unotron Inc. with sales potential over 5 years of approximately $77 million. Plan is to integrate Hall sensor technology into new line of Unotron’s washable keyboards (see below).

  Launch of development efforts to integrate patented sensor technology and mining sensor application. Field evaluation units to be introduced over the next 12 months.

  Successfully completed several private placement financings and realized in excess of $1.6 million of proceeds from financing; additionally realized in excess of $400,000 of cash proceeds through the exercise of stock options.

  Continued activity in intellectual property – expanded filings through our patent attorneys, Morgan Lewis.

  Completed annual filings with regulators in February 2009.

  Initiated internal audit-related procedures in keeping with SOX 404 regulations/requirements.

Update on Developments with Unotron Inc.

  Signed Manufacturing Supply Agreement in April 2009 – announced sales potential over 5 years of approximately $77 million.

  Developed internal product specification timelines for next 12 months.

  Investigated traditional PCB and new lamina applications for integration of Micromem’s sensor technology with Unotron’s new washable keyboard product line. Micromem is moving forward with a printed ink solution for the circuit board design under the Unotron keys that incorporate our patented magnetic sensor.

  Micromem management held multiple planning meetings with Unotron’s technical and sales and marketing personnel during the quarter, including 8 site visits to Unotron’s New Jersey and Dallas, Texas facilities.

  Committed $200,000 of funding to Unotron to further develop the joint product rollout; currently evaluating potential additional investment of $300,000 towards this initiative.

  Confirmed technical update meeting to be held in China in early July between Micromem and Unotron’s technical staff. Confirmed strategic planning meeting in USA for mid-July between the senior management teams from Micromem and Unotron.

  Executed amendment to the Manufacturing Supply Agreement in June 2009 to acknowledge and prioritize the joint development of the lamina applications.

  Based on the developments in the quarter, the Company anticipates that it will begin to report revenues from product sales to Unotron commencing in the last calendar quarter of 2009.

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II. OVERVIEW:

Technology Initiatives:

We have "bifurcated" our technology initiatives into two different streams:

a)

our magnetic sensor technology, to which we have devoted considerable time and expense through April 2009. Our sensors are very small but very powerful/sensitive and our cost structures to produce these sensors are anticipated to be favorable. The testing that we have completed to date to advance our sensor technology has been significant. We have optimized prototypes that are now being tested for specific end use applications by a number of large companies.

The sensor business represents significant market opportunity to the Company in the short term. The Company believes that MAST Inc., a wholly-owned subsidiary of the Company charged with the responsibility of commercializing and developing our sensor technology, is well positioned to generate revenue from both sensor sales and by providing professional services aimed at creating solutions to clients unmet needs/clients with sensor technology consulting services.

b)

Our non-volatile, radiation-hardened memory applications, which we believe have a considerable value added proposition for the most demanding memory applications in different industry verticals. The prevailing platform for the majority of memory applications is a silicon- based substrate which can be "mass produced" inexpensively and which thus allows for application in all mass produced technologies – cell phones, computer screens, common electronic applications etc. Our memory applications have been built on a gallium arsenide substrate that affords higher performance attributes at a higher cost of manufacturing. Micromem is focusing our memory on high application niche markets that can afford a higher performance, higher cost memory. We are pursuing collaborative relationships with outside technology partners who have significant expertise in memory manufacturing including printing the memory cells with ink. This is expected to have both improved performance and cost saving implications in the production of our technology in the future.

The development of our memory to commercial application is a long and costly process that will span a minimum of several years into the future. We believe that the key to successful exploitation of this technology will be to attract a major corporation(s) to complete the testing, development and commercialization of this technology under licensing agreements whereby Micromem would assign certain intellectual property rights in exchange for fees and royalty consideration.

We expect that Micromem may realize revenues in calendar 2009 from one or more of the following sources:

a)	revenues realized under joint development agreements for our sensors from strategic partners who will absorb additional development costs,

b)	revenues realized from potential grants for our memory and our sensors for specific development initiatives which the Company is pursuing,

c)	revenues from initial license agreement(s) which we hope to negotiate and conclude in 2009, and

d)	revenues from initial sales of sensors to end users.

Intellectual Property:

We have added significantly to our intellectual property portfolio since 2007 during which period we filed provisional patents in multiple jurisdictions. We have utilized the services of US-based Morgan Lewis LLP ("Morgan Lewis") as our intellectual property legal advisors since 2005. In the quarter ended April 30, 2009 we incurred $37,000 of costs associated with these services provided by Morgan Lewis.

SOX 404 Audit:

In 2008 our status advanced to that of "accelerated filer" under SOX legislation, which requires that the Company conduct a formal evaluation and review of its internal control procedures, have these controls independently tested and have an external audit completed of its internal control procedures.

In anticipation of becoming subject to these reporting responsibilities in 2005-2006 when we engaged an independent firm of accountants to complete "Level 1" documentation of our internal controls and procedures.

In 2008 we engaged the same independent firm of accountants to review our procedures and controls, update their documentation, conduct testing and provide their report. We used this work to prepare our management report in accordance with SOX legislation. In 2008, the Company incurred approximately $100,000 with respect to the SOX reporting and compliance. Specific details have been provided in our MD&A filing as of October 31, 2008.

In the quarter ended January 31, 2009 we began to implement certain procedures designed to address the weakness cited in our 2008 audit of our internal controls; this process continued during the quarter ended April 30, 2009.

Potential Strategic Partners and Product Development:

During the quarter ended April 30, 2009 we continued to work with several strategic partners including BAE, Norwegian EM Technology and Unotron Limited and continued our development efforts with respect to our prototypes for the mining industry sensor and our oil sensor as previously disclosed.

The Company has been developing prototype sensor applications for the mining sector, the oil and gas sector, the biometric medical device sector and the defense sector. Its expectation is that it will advance these projects in collaboration with the above-noted and other parties in 2009-2010.

Financing:

We were active in raising financing to support all of our initiatives and undertakings during the quarter ended April 30, 2009. A total of $2,023,897 of cash was raised through the issuance of 3,408,878 common shares. In addition, we issued 75,000 shares valued at $65,500 for services provided by an outside consultant as follows:

Source	Number of shares issued	$	Financing raised

Private placements	2,777,878		$1,620,397
Exercise of stock options	631,000		$403,500
Cashless shares for service	75,000		$65,500
	3,483,878		$2,089,397

Corporate Structure:

The Company incorporated two new subsidiaries in 2008:

a)	MAST Inc. as a wholly-owned, Delaware-based subsidiary, charged with the responsibility to develop and commercialize our technology with strategic partners.

b)

7070179 Canada Inc. as a wholly-owned Canadian subsidiary. In 2008, Micromem transferred certain of its intellectual property assets to this subsidiary as part of its overall strategic and financial planning in anticipation of future business developments.

The Company’s other subsidiaries are inactive but remain in good standing.

Tax Returns and Loss Carryforwards:

The Company brought all of its tax filings up to date in 2008 and is now current and in good standing with the regulatory authorities. It reports approximately $9.9 million of loss carryforwards available to reduce future taxable income. The potential tax benefit of these loss carry forwards, which could approximate up to $3.3 million in future tax savings, is fully reserved and reported at nil value in our balance sheet as of April 30, 2009.

Financial Position / Non-Cash Expenses re Black Scholes:

The Company reports a deficit of $69,663,392 as of April 30, 2009. This deficit includes the cumulative results of operations since 1999 and there is a significant component of this total that consists of non-cash expenses pertaining to the cost of stock options, stock compensation and warrants issued; such costs calculated in accordance with the Black Scholes option pricing model.

Management is of the view that these non-cash costs measured via the Black Scholes model are highly judgmental in measurement and in interpretation.

An analysis of the components of the deficit, highlighting the pre-University of Toronto period (1999-2003) and the period of time thereafter through 2008 is as below ($000):

	1999-2003	2004-2008	2009		Total
			(6 mos	)
Research and development, Professional and consulting fees	$8,899	$8,620	$1,589		$19,108
Salaries	9,337	1,084	174		10,595
Royalty write-off	10,000	-	-		10,000
Administration related	4,234	2,469	397		7,289
Non-cash costs reported associated with Black Scholes pricing model	15,700	6,463	697		22,860
Cumulative deficit ($000):	48,170	18,636	2,857		69,653

Contractual Obligations and Management Compensation:

The Company has entered into a number of employment contracts during 2008 relating to the employment of certain key executives. These contracts are for 2-3 year terms as follows:

	Annual Base Remuneration		Term Expiry
President	$160,000	(1)	May 2010
President, MAST	$180,000		May 2011
CFO	$150,000	(1)	May 2010
(1) Canadian funds; at 4/30/09 exchange rate to covert to $US was $0.89

In addition, the Company paid the Chairman a total of $416,171 in 2008 and $30,188 for the quarter ended April 30, 2009 under the terms of his contract which expires in September 2009.

The total compensation paid to our key officers and directors in the quarter ended April 30, 2009 is summarized as below.

	Cash	Options	Total
Chairman	$30,188	$-	$30,188
President	32,201	28,500	60,701
CFO	33,044	28,500	61,544
President, MAST	41,757	142,500	184,257
Chair, Audit Committee	-	24,225	24,225
Chair, Compensation Committee	-	24,225	24,225
Chair, Technical Advisory
Committee	-	24,225	24,225
Outside Director	-	21,375	21,375
Other Director (DAL)	76,560	-	76,560

Investor Relations Group (“IRG”):

In September 2008 the Company also entered into a contract with IRG, an investor relations firm in New York City, for a 12 month period. Under the terms of this contract, which can be terminated at any time without cause on 30 days notice, the Company pays $13,500 cash and issues 25,000 common shares per month for services provided. As of May 1st, 2009 the monthly payments were revised to $7,500 cash and 12,500 shares per month for the remainder of the initial term of the contract.

Outlook for the Balance of Calendar 2009:
Our business plan anticipates:

a)	continued development work under multiple JDAs with strategic partners relating to our sensors,

b)	initial sensor product sales,

c)	initial license agreement(s) executed for our sensor and perhaps our memory technology

* * * * * * * * *

III. GOING CONCERN:

The Company’s consolidated financial statements have been prepared on the "going concern" basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially exploit our technology. There is no certainty that such financing will be available in the future.

Our ability to continue as a going concern is dependent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

IV. OPERATING RESULTS AND FINANCIAL POSITION:

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2006-2008 and for the quarterly information through April 30, 2009. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2006-2008 and the quarterly information through April 30, 2009.

Financial Position at April 30, 2009:

The Company reports a working capital deficiency of $138,550 at April 30, 2009 (2008: surplus $209,329).

The loss reported at April 30, 2009 was $1.27 million including the non-cash cost of stock options granted/vested during the quarter of $342,000 (2008 loss of $1,180,108 with non-cash stock options cost of $455,591).

To finance our operating loss in the quarter ended April 30, 2009, we raised $2,023,897 through the issuance of common shares relating to private placements and through the exercise of common share purchase warrants and shares for services.

At April 30, 2009 the Company has:

a)	10,066,199 stock options outstanding which expire, if unexercised, between 2009- 2013. If fully exercised, the Company would realize approximately $8.65 million of proceeds.

b)	3,024,308 common share purchase warrants which expire in 2009-2010 if unexercised. If fully exercised, the Company would realize approximately $2.42 million of proceeds.

Comparison of the quarter ended April 30, 2009 to the quarter ended April 30, 2008:

a)	The Company remains in pre-revenue mode at April 30, 2009. It reports interest income of $537 in the quarter (2008: $2,988);

b)	General and administrative expenses compare as follows ($000):

		Q2 2009	Q2 2008
	1 ) Investor relations	$111	$-
	2 ) Shareholder information	27	16
	3 ) Telephone	6	8
	4 ) Insurance	16	10
	5 ) Rent	8	8
	6 ) Exchange loss	11	19
	7 ) MAST	85	-
	8 ) All other	42	19
		306	$80

	Commentary keyed to cost categories:

1)

The Company engaged the Investor Relations Group (IRG) of New York in September 2008. We are committed to monthly payments of $13,500 plus 25,000 common shares per month under this one year contract (these terms were renegotiated effective May 1, 2009 to $7,500 in cash and 12,500 common shares per month).

5)

The Company has rebilled certain related companies who share office space with it and which have certain common officers and directors. At April 30, 2009 the Company has reserved the outstanding accounts receivable with certain of these parties given uncertainty of collection.

c)	Professional, Other fees and Salaries compare as follows:

		Q2 2009	Q2 2008
	1) Legal – patents	$35	$20
	2) Legal – other	52	62
	3) Salaries and benefits	87	36
	4) Management fees	95	117
	5) DAL	-	50
	6) President, MAST Inc.	42	20
	7) Other	8	36
		319	341
	8) Stock compensation expense	342	456
		$661	$797

	Commentary keyed to cost categories:

(2)

In 2008 we incurred legal expenses pertaining to the SOX violation allegations which claims were ultimately dismissed, legal fees relating to our application for listing on a Canadian stock exchange and additional costs relating to the adoption of a shareholders rights plan.

(3)	Salaries were increased in June 2008 for several employees. There was less rebilling of common salary costs to other related companies in 2009.

(4)

Management fees expense include in 2009 to Cynthia Kuper of $Nil prior to termination of her contract (2008 : $66,000); our President $33,000 (2008 : $18,000), our CFO $30,000 (2008 : $19,000) and our Chairman $30,000 (2008 : $38,000). The monthly fees for our President and CFO were adjusted in mid year. Our Chairman’s annual compensation is determined in keeping with the contract on file which extends through September 30, 2009.

(5)	DAL is a consulting firm owned by a Company director, Henry Dreifus, who has provided services to the Company since late 2007.

(6)	We signed a 3 year contract with the President of MAST Inc. our wholly-owned subsidiary, in mid 2008 at a base annual amount of $180,000.

(8)	Stock compensation expense relates to the cost of stock options vested in the quarter calculated on a consistent basis under the Black Scholes option pricing model.

d)	Research and development expenses compare as follows ($000):

		Q2 2009	Q2 2008
	1) Strategic Solutions	112	134
	2) BAE	108	-
	3) GCS	142	46
	4) DAL	76	-
	5) All other	(173)	31
		$265	$211

	Commentary keyed to cost categories:

1)	Strategic Solutions was on contract for a base monthly amount of $45,600 in 2008 and was paid for additional work completed above and beyond the agreed upon base level of contract work.

2)	The payments to BAE are with respect to foundry services provided in the BAE facilities.

3)	The work performed by GCS relates to the prototype development work completed in the GCS foundry in 2008.

e)       Travel related expenses compare as follows ($000):

	Q2 2009	Q2 2008
1) Airfare	$15	29
2) Hotels	12	19
3) Meals	9	25
4) Transportation	9	9
5) Other	9	2
	$54	$84

Travel related costs have been curtailed since the first quarter of 2009. In 2008 we incurred significant additional costs pertaining primarily to travel by Steven Van Fleet, Henry Dreifus and Strategic Solutions, all in pursuit of our product development and commercialization efforts.

V. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Tables 1 and 2 present certain quarterly information for the 2007 – 2009 fiscal years.

VI. LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised between 2006-2009.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our technologies. As at April 30, 2009, our working capital deficiency was $138,550 (2008: surplus 209,329).

We currently have no lines of credit in place, we must obtain financing from new investors or from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants is provided in Table 4.

Capital Resources:

We have no commitments for capital expenditures as of April 30, 2009.

VII. CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements and should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates as set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Our Canadian GAAP financial statements conform in all material respects with US GAAP. The exception to this is with respect to how we allocate proceeds received on Unit private placements. As noted below we allocate the full value of the proceeds realized on Unit private placements to the common shares issued as part of the Unit private placement and assign a nil value to the attached warrants. This is referred to as the residual approach to valuation. Under US GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach. In management’s opinion, as illustrated in Note 18 to the financial statements, the difference is not material and, in any event, there is no change in aggregate shareholders’ equity reported.

Foreign Currency Translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows:

  Current assets and current liabilities, at the prevailing exchange rates at the end of the year;

  Other assets at historical rates;

  Revenues and expenses are translated at the 3 month average exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and,

  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Research and Development Expenses:

Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. The Company has determined that no development costs have met these criteria at the financial reporting date. In that all costs have been expensed as incurred, our accounting policy also conforms with US GAAP.

Patents and Trademarks:

Patents and trademarks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

Stock-Based Compensation:

Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of shareholders’ equity and then charged against income over the contractual or vesting period.

As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital. The amount reported in each case is based on the original expense recorded when the related options were granted.

Unit Private Placements:

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private placement price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

Warrant Repricing:

In the 2006 and 2007 fiscal years the Company recorded a non-cash charge to share capital and an offsetting credit to contributed surplus at the point in time that certain outstanding common share purchase warrants were repriced. The amounts reported were calculated based on the Black Scholes option-pricing model.

Income Taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

VIII. COMMITMENTS AND CONTINGENCIES

Technology Development Agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parities and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated. We have discontinued the development of this patented technology after 2002.

Operating Leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum lease payments are approximately $113,000.

Legal Matters:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

Royalties:

The Company has obligations under the terms of the License Agreement signed with University of Toronto in June 2005. The total obligation could be $1 million tied to future product revenues. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

Senior Management:

In 2005, we entered into an employment agreement with the Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 and subject to a minimum annual compensation amount of $150,000 (Canadian funds). At our option, we can pay cash or issue common shares as compensation providing that the cumulative maximum shares that we can issue under the agreement is 2 million common shares. Under this contract, expense as reported for the quarter ended April 30, 2009 was $30,188 as compared to $37,276 in April 2008. The balance reported as due to the Chairman at April 30, 2009 was $60,745.

In May 2008, the Company entered into employment agreements with the President, the Chief Financial Officer and the President of the Company’s subsidiary, MAST Inc. These agreements stipulate obligations as below:

	Term	Annual Obligation
President	24 months	$160,000 Canadian Funds
Chief Financial Officer	24 months	$150,000 Canadian Funds
President – MAST	36 months	$180,000

Short-Term Contracts:

The Company has entered into short-term consulting contracts as follows:

a.

Strategic Solutions, a U.S.-based engineering consulting firm, whereby it has committed to monthly payments of approximately $46,000; this contract expired in December 2008 and has since been extended on a month to month basis; at April 30th, 2009 it has expired.

b.

DAL, a U.S.-based design/consulting firm (whose major shareholder is a director of the Company) whereby it has committed to monthly payments of approximately $38,000; this contract expired in December 2008 and has since been extended on a month to month basis.

c.

In September 2008 the Company entered into a 12 month contract with IRG, an arm’s length contractor. Under the terms of the contract, the Company pays a monthly cash amount of $13,500. As additional consideration, the Company has agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. At April 30, 2009, the Company has issued 200,000 common shares under the contract and has recorded a non-cash expense and credit to share capital of $172,000 reflecting the market price of the shares of the issue dates. In May 2009 these monthly payments were reduced to $7,500 cash and 12,500 common shares for the duration of the original contract.

Supplier Commitments:

In 2008, the Company entered into an agreement with BAE, a supplier that provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through April 2009. At April 30, 2009 the Company has paid $800,000 under the terms of this supply agreement.

IX. DISCLOSURE CONTROLS / INTERNAL CONTROLS

Pursuant to National Instrument 52-109, Certification of Disclosures in Issuers Annual and Interim Filings of the Canadian Securities Administrators, management has evaluated the effectiveness of the Company's disclosure controls and procedures. Effective December 15, 2008, the Company will be required to provide an assessment and disclosure of the effectiveness of internal control over financial reporting, similar to the requirements of SOX 404a.

In 2008, we were required to have an external audit completed of our internal control procedures in accordance with SOX legislation. The report that was completed as of October 31, 2009 itemized three weaknesses in the Company's system of internal control and reporting systems:

In each case, we have reviewed the recommendation made to remedy these weaknesses and we have also provided our response as to the compensating controls that already exist as well as management's plan to remedy these weaknesses in 2009.

In 2009 we have continued to develop and test the effectiveness of our internal controls.

Management and the Board of Directors, primarily through the audit committee, have instituted rigorous review procedures on all of our periodic filings. We have established a disclosure committee consisting of outside directors (Messrs. Larry Blue and David Sharpless) and our Chief Information Officer (Jason Baun). A charter for the disclosure committee and a policy has been developed and has been ratified by our Board of Directors. We engage legal counsel and our external investor relations consultants, to provide guidance, commentary on all of our press releases.

Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

X. FINANCIAL INSTRUMENTS:

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximates the carrying value.

Fair values: The Company's financial instruments include: short-term investments, accounts receivable and accounts payable and accrued liabilities, the fair values of which approximate their carrying values due to their short-term maturity.

Credit risk: Financial instruments, which subject the Company to potential credit risk, consist of accounts receivable. The Company does not require collateral or other security for accounts receivable. The Company estimates its provision for uncollectible amounts based on an analysis of the specific amount and the debtor's payment history and prospects.

Foreign exchange: The Company completes transactions denominated in Canadian and in United States dollars and, as such, is exposed to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

XI. OFF-BALANCE SHEET ARRANGEMENTS:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

XII. TRANSACTIONS WITH RELATED PARTIES:

The Company reports the following related party transactions:

1)	Compensation paid:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the quarters ended April 30, 2008-2009 is as follows (refer also to section XIII):

	Cash Compensation	Stock Option Expense
2009	$213,750	$293,550
2008	$187,000	392,124

The above-noted compensation has been included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit under the caption of Professional, Other Fees and Salaries.

2)	Cost sharing agreements:

In the normal course of business, the Company has entered into cost sharing arrangements with companies with respect to which certain senior officers and directors of the Company exercise significant influence. These entities share space with the Company and these cost sharing agreements are with respect to office overhead expenses. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expense reported by the Company in these expense categories is summarized as follows:

	Rent	Salaries	Other	Total
2009 (6 mos)	$(2,598)	$174,137	$2,000	$173,539
2008	30,000	242,000	1,000	273,000
2007	20,000	121,000	3,000	147,000
2006	1,000	154,000	3,000	158,000

In 2008 the gross amount of these expenses was $40,000 and the Company rebilled $22,000 of these costs to the related companies. At April 30, 2009 the Company reports $146,000 of balances due from such parties for these expenses and has reserved $83,000 due to uncertainty of collection.

3)	Accounts receivable, payable and accruals:

At April 30, 2009 the Company reports the following accounts receivable and payable balances with related parties:

• Net receivable from related companies re cost sharing of overhead expenses:	$63,000
• Payable to Company's Chairman under terms of employment contract:	$60,745
• Payable to officers and directors providing services to the Company:	$141,117

XIII. SHARE CAPITAL:

At April 30, 2009 the Company reports 86,864,399 common shares outstanding (2008:77,854,075). Additionally, the Company has 10,066,199 stock options outstanding with a weighted average exercise price of $.86 per share (2008: 9,600,000 options outstanding with a weighted average exercise price of $.75 per share) and a total of 3,024,308 outstanding warrants to acquire common shares with a weighted average exercise price of $0.80 per share (2008: 4,487,818 outstanding warrants with a weighted average exercise price of $.41 per share).

XIV. MANAGEMENT AND BOARD:

Our management team and directors, along with their remuneration for the quarter ended April 30, 2009 is presented as below:

Individual	Position	2009 remuneration
		Cash	Options(5)	Total
Salvatore Fuda(1)	Chairman, Director	30,188	-	30,188
Joseph Fuda(2)	President, Director	32,201	28,500	60,701
Henry Dreifus (4)	Director	76,560	-	76,560
Steven Van Fleet(3)	President, Mast Inc./
	Director	41,757	142,500	184,257
David Sharpless	Director	-	24,225	24,225
Andrew Brandt	Director	-	24,225	24,225
Oliver Nepomuceno	Director	-	21,375	21,375
Larry Blue	Director	-	24,225	24,225
Dan Amadori(2)	CFO	33,044	28,500	61,544

(1)	contract extends to September 2009
(2)	2 year contract extends to May 2010
(3)	3 year contract extends to May 2011
(4)	Billed through DAL Associates
(5)	Based on options vested during the fiscal year and calculated in accordance with Black Scholes option pricing model

XV. SUBSEQUENT EVENTS:

The following subsequent events are noted:

a.

In May - June 2009 the Company completed a series of private placement financings with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company secured a total of $763,980 as subscription proceeds and issued a total of 779,604 units. Each unit consists of one common share and one warrant with an exercise price of $0.70.

b.	In May - June of 2009 a director of the Company exercised 704,000 options with an average price of $0.64 and the Company realized proceeds of $449,000.

**********

Table 1

Micromem Technologies Inc
Management Discussion and Analysis
April 30, 2009

Fiscal year ending	Interest and other		Loss per share (basic
October 31	income	Net Loss	and fully diluted)
2008	11,762	(5,416,725)	(0.07)
2007	2,586	(2,811,378)	(0.04)
2006	9,930	(4,058,180)	(0.06)
2005	8,703	(4,035,483)	(0.07)
2004	4,746	(2,314,298)	(0.043)
2003	20,121	(1,767,965)	(0.038)

Quarter ending
April 30, 2009	536	(1,273,450)	(0.02)
January 31, 2009	5,637	(1,583,629)	(0.02)
October 31, 2008	4,023	(2,236,419)	(0.03)
July 31, 2008	3,258	(1,280,143)	(0.02)
April 30, 2008	2,988	(1,180,108)	(0.02)
January 31, 2008	1,493	(720,055)	(0.01)
October 31, 2007	-	(1,328,604)	(0.02)
July 31, 2007	-	(660,675)	(0.01)
April 30, 2007	420	(1,326,587)	(0.02)
January 31, 2007	2,166	(844,766)	(0.01)

Table 2

Micromem Technologies Inc Management Discussion and Analysis April 30, 2009

Selected Balance Sheet Information (all amounts in United States dollars)

		Capital
Fiscal year ending	Working capital	asssets at	Other		Shareholders
October 31	(deficiency)	NBV	Assets	Total Assets	equity (deficit)
2008	(338,079)	26,321	-	630,467	(311,759)
2007	(1,531,855)	-	-	329,232	(1,531,855)
2006	(448,923)	-	-	465,440	(448,923)
2005	(74,831)	-	-	728,375	(74,831)
2004	34,685	2,925	-	474,234	37,610
2003	100,670	3,768	-	350,138	104,438
Quarter ending
April 30, 2009	(138,550)	29,359	-	491,051	(109,191)
January 31, 2009	(697,379)	28,927	-	509,567	(668,452)
October 31, 2008	(338,079)	26,321	-	630,467	(311,759)
July 31, 2008	726,529	27,868	-	1,569,288	754,397
April 30, 3008	209,329	8,857	-	1,066,373	218,186
January 31, 2008	(1,728,948)	-	-	214,854	(1,728,948)
October 31, 2007	(1,531,855)	-	-	329,232	(1,531,855)
July 31, 2007	(964,838)	-	-	88,331	(964,837)
April 30, 2007	(477,651)	-	-	273,695	(477,651)
January 31, 2007	(451,689)	-	-	299,877	(451,689)

						Table 3
Micromem Technologies Inc
Management Discussion and Analysis
April 30, 2009

Summary of financing raised by Company

Date of financing		2006			2007

	Shares	Price / share	$	Shares	Price / share	$

Exercise of options
January 2006	150,000	0.30	45,000
Feb.-March 2006	1,600,000	0.30	480,000
May-July 2006	1,100,000	0.30	329,980
Aug.-Oct. 2006	700,000	0.30	210,000
January 2007				1,000,000	0.30	300,000
March 2007				600,000	0.30	180,000
September 2007				100,000	0.72	72,000

Exercise of warrants
June 2006	771,850	0.63	485,548
April 2007				417,500	0.40	167,000
July 2007				60,000	0.40	24,000

Private placements
May 2006	150,000	0.50	75,000
October 2007				1,577,368	0.45	716,230
	4,471,850		1,625,528	3,754,868		1,459,230

		2008			2009

	Shares	Price / share	$	Shares	Price / share	$

Exercise of options
April 2008	1,370,000	0.70	964,500
July 2008	45,000	0.62	28,000
October 2008	25,000	0.72	18,000
January 2009				32,801	0.74	24,417
April 2009				631,000	0.64	403,500

Exercise of warrants
April 2008	83,500	0.40	33,400
July 2008	1,667,818	0.40	667,127
October 2008	1,920,000	0.41	793,000

Private placements
January 2008	1,003,900	0.49	493,685
April 2008	2,450,508	0.68	1,673,752
July 2008	285,000	1.29	368,750
October 2008	412,888	1.07	443,844
January 2009				336,053	0.58	194,465
April 2009				2,777,878	0.58	1,620,397
	9,263,614		5,484,058	3,777,732		2,242,779

		Table 4
Micromem Technologies Inc
Management Discussion and Analysis
April 30, 2009

Outstanding options	Strike price	Expiry date

580,000	0.65	06/16/09
50,000	0.91	06/17/09
185,000	0.30	07/18/09
50,000	0.63	11/15/09
300,000	0.60	03/22/10
1,927,199	0.72	05/27/10
4,290,000	0.80	07/13/11
350,000	0.36	04/15/12
24,000	0.50	05/31/12
215,000	0.60	10/31/12
20,000	1.12	02/15/13
325,000	1.01	02/15/13
350,000	1.20	02/15/13
1,400,000	1.50	08/28/13
10,066,199	0.86

Total proceeds if all options exercised:		$ 8,646,733

Outstanding Warrants

200,000	1.17	07/31/09
75,000	0.95	08/28/09
200,000	1.17	08/28/09
62,128	1.17	09/02/09
1,153,846	0.70	02/11/10
1,333,334	0.75	04/06/10
3,024,308	0.80

Total proceeds if all warrants exercised:		$ 2,419,632